EXHIBIT 11.1

META Group, Inc.

EXHIBIT TO QUARTERLY REPORT ON FORM 10-Q

Computation of Net Income (Loss) Per Common Share

	For the three months ended March 31,
	2003	2002
Net income (loss)	$111,000	$(23,559,000)

Average number of common shares outstanding during the period	13,242,813	12,803,171

Add common share equivalents — options to purchase common shares and contingent shares	421,677	—
Total	13,664,490	12,803,171

Amounts per basic common share:
Net income (loss)	$0.01	$(1.84)

Amounts per fully diluted common share:
Net income (loss)	$0.01	$(1.84)